N E W S R E L E A S E

May 3, 2011

Bisha Mine and Corporate Update

HIGHLIGHTS

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Bisha purchase price to be finalized on or before June 30, 2011

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Gold production – 105,000 ounces year to date

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Safety milestone – 7 million man-hours, with only 6 lost time injuries

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex: NSU) is pleased to announce that the Bisha mine in Eritrea continues to have strong operating performance since declaring commercial production in February this year. The Company also advises that Nevsun and the Eritrean National Mining Corporation (ENAMCO) have agreed to finalize the Bisha purchase price by June 30, 2011 (see details below).

Corporate Update

The Bisha Mine is subject to a Shareholders’ Agreement between Nevsun and ENAMCO regarding the purchase by ENAMCO of a 30% interest in Bisha. To allow the parties sufficient time to make a final determination of the purchase price, Nevsun and ENAMCO have agreed to have the price finalized by June 30, 2011. The parties have already agreed that the price will be settled from the after tax cash flow from the mine, which will leave Nevsun with the majority of profits until the price is fully paid. Effectively, the ENAMCO interest in Bisha pays for itself, without a separate use of government funds.

Operating Highlights

From January to April the mine produced over 105,000 ounces of gold, which includes two start-up months of early stage ramp up. Recoveries continue to exceed those planned. Without any hedges in place, the Company enjoys full exposure to metals prices and sells gold at spot prices.

Cash from operations continues to accumulate. Q1 2011 financial statements and management discussion and analysis should be released on or before May 12, 2011.

Safety Milestone

The Bisha project also achieved a significant milestone in late April when it surpassed seven million man-hours with no major injuries or fatalities amongst both employees and contractors, a remarkable achievement in a new mining jurisdiction. Nevsun and Bisha Mining Share Company are committed to implementing processes and procedures that meet or surpass International standards for mining and industrial safety.

Cliff Davis, Nevsun CEO, commented “I am very proud of our remarkable safety record. It is a credit to the strong Bisha team and world class contractors employed in the development of the Bisha project. We have introduced to the Eritrean work place high standards for safety practices that have been properly implemented throughout our employee and contractor group.”

Forward Looking Statements: The above contains forward-looking statements regarding the timing of Q1 results and finalization of the purchase price for 30% of Bisha. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T.Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com